Vanguard Admiral Funds Proxy Voting Results

Results of Proxy Voting

At a special meeting of shareholders on November 15, 2017, fund shareholders approved the following proposals:

Proposal 1 - Elect Trustees for the fund.*

The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Ms. Mulligan, Ms. Raskin, and Mr. Buckley (each of whom already serve as directors of The Vanguard Group, Inc.) served as trustees to the funds prior to the shareholder meeting.

Trustee	For	Withheld	Percentage For
Mortimer J. Buckley	9,281,319,082	271,149,701	97.2%
Emerson U. Fullwood	9,233,627,321	318,841,462	96.7%
Amy Gutmann	9,180,258,885	372,209,899	96.1%
JoAnn Heffernan Heisen	9,203,859,497	348,609,287	96.4%
F. Joseph Loughrey	9,266,102,164	286,366,620	97.0%
Mark Loughridge	9,194,614,438	357,854,345	96.3%
Scott C. Malpass	9,160,256,693	392,212,090	95.9%
F. William McNabb III	9,281,230,095	271,238,689	97.2%
Deanna Mulligan	9,181,747,156	370,721,628	96.1%
André F. Perold	9,107,402,388	445,066,396	95.3%
Sarah Bloom Raskin	9,115,014,439	437,454,345	95.4%
Peter F. Volanakis	9,200,130,944	352,337,840	96.3%

*Results are for all funds within the same trust.

All shareholders approved the following proposals except for shareholders of S&P Small-Cap 600 Growth Index Fund and S&P Small-Cap 600 Index Fund who did not approve the following proposals:

Proposal 2 – Approve a manager of managers arrangement with third-party investment advisors.

This arrangement enables the fund to enter into and materially amend investment advisory arrangements with third-party investment advisors, subject to the approval of the fund's board of trustees and certain conditions imposed by the Securities and Exchange Commission, while avoiding the costs and delays associated with obtaining future shareholder approval.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Treasury Money Market Fund	7,567,392,069	441,297,018	642,627,540	865,685,329	79.5%
S&P 500 Growth Index Fund	5,957,218	193,111	208,151	2,256,379	69.2%
S&P 500 Value Index Fund	4,036,342	78,152	59,346	897,545	79.6%
S&P Mid-Cap 400 Growth Index Fund	3,011,064	171,640	437,246	560,331	72.0%
S&P Mid-Cap 400 Index Fund	4,572,925	317,195	360,679	1,237,185	70.5%
S&P Mid-Cap 400 Value Index Fund	2,945,441	178,559	638,755	596,606	67.6%
S&P Small-Cap 600 Growth Index Fund	774,207	44,706	51,966	398,271	61.0%*
S&P Small-Cap 600 Index Fund	2,862,091	209,535	93,279	1,134,725	66.6%*
S&P Small-Cap 600 Value Index Fund	809,648	54,638	39,715	280,176	68.4%

*Although a sufficient percentage of the Fund's shares outstanding were voted, the "Percentage For" was not high enough for the proposal to pass.

Proposal 3 – Approve a manager of managers arrangement with wholly owned subsidiaries of Vanguard.
This arrangement enables Vanguard or the fund to enter into and materially amend investment advisory arrangements with wholly-owned subsidiaries of Vanguard, subject to the approval of the fund's board of trustees and any conditions imposed by the Securities and Exchange Commission (SEC), while avoiding the costs and delays associated with obtaining future shareholder approval. The ability of the fund to operate in this manner is contingent upon the SEC's approval of a pending application for an order of exemption.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Treasury Money Market Fund	7,824,819,015	413,441,306	413,056,307	865,685,329	82.2%
S&P 500 Growth Index Fund	5,978,758	187,698	192,024	2,256,379	69.4%
S&P 500 Value Index Fund	4,030,728	80,259	62,853	897,545	79.5%
S&P Mid-Cap 400 Growth Index Fund	3,024,566	176,474	418,911	560,331	72.4%
S&P Mid-Cap 400 Index Fund	4,588,697	316,306	345,795	1,237,185	70.7%
S&P Mid-Cap 400 Value Index Fund	2,971,111	178,988	612,656	596,606	68.2%
S&P Small-Cap 600 Growth Index Fund	771,003	45,879	53,997	398,271	60.8%*
S&P Small-Cap 600 Index Fund	2,863,019	209,556	92,330	1,134,725	66.6%*
S&P Small-Cap 600 Value Index Fund	813,084	55,474	35,444	280,176	68.7%

*Although a sufficient percentage of the Fund's shares outstanding were voted, the "Percentage For" was not high enough for the proposal to pass.